

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 9, 2017

Via E-mail
Mr. James A. Mallak
Vice President and Chief Financial Officer
Atkore International Group Inc.
16100 South Lathorp Avenue
Harvey, Illinois 60426

Re: **Atkore International Group Inc.**
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 29, 2016
File No. 001-37793

Dear Mr. Mallak:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery